May 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 27, 2017

File No. 0-26727

Dear Mr. Rosenberg,

This letter is being submitted in response to the comment received from the staff (the Staff) of the United States Securities and Exchange Commission (the Commission) by letter dated April 28, 2017, addressed to Daniel Spiegelman, Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (we, our or the Company) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed by the Company with the Commission on February 27, 2017 (2016 Annual Report). The numbering of the paragraphs below corresponds to the numbering of the comment letter, the text of which is incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long-Lived Assets, page 61

1.

You disclose that in the fourth quarter of 2016 you assessed the qualitative factors such as “industry and market conditions and other entity specific factors” and determined that the goodwill of $148 million from your Prosensa Holding N.V. acquisition, at December 31, 2016, was not impaired. Please explain to us the specific factors that you considered in reaching this conclusion and specifically how the $599.1 million impairment charge recognized in the 2nd Quarter 2016 related to the IPR&D acquired with the Prosensa acquisition impacted your assessment. Further, please explain how you considered the guidance in ASC 350-20-35-33 through 35-38 in identifying only a single reporting unit for purposes of your goodwill impairment testing.

Response

The Company confirms to the Staff that it has a single reporting unit for the development and commercialization of innovative biopharmaceutical therapies. Upon an acquisition and related purchase price allocation, the Company records goodwill to its existing reporting unit. Our management team assesses whether our reporting unit should change if there are changes to the business and any internal or external reporting or management changes that result in discrete financial information being available and reviewed by the chief decision maker.

105 Digital Drive  .  Novato, CA 94949  .  Tel 415.506.6700  .  Fax 415.382.7889  .  www.BMRN.com

As further discussed below, we have identified one reporting unit consistent with the guidance of the Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 350-20-35. Accordingly, in performing our annual impairment review, goodwill is analyzed as a whole at the entity level.  Using that analysis, as discussed below, we determined that, based on the significant fair value of the Company’s market capitalization as compared to goodwill as of June 30, 2016 and December 31, 2016, goodwill was not impaired.

Single Reporting Unit Determination

In evaluating whether the Company has more than one reporting unit, our management team focused on the guidance in ASC 280-10-50-1a–c, which outlines the following characteristics of operating segments:

a.	It engages in business activities from which it may earn revenues and incur expenses;
b.	Its operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about the allocation of resources and to assess its performance;
c.	Its discrete financial information is available.

The Company’s sole business activities include the development and commercialization of innovative therapies for people with serious and life-threatening rare diseases and medical conditions, which primarily include revenues earned from the Company’s commercial products and expenses incurred to support the Company’s manufacturing, development and commercialization activities and general and administrative support. The allocation of resources results from the Company’s annual budgeting and periodic forecasting processes. Our management team generates budget drivers based on the Company’s overall corporate goals, milestones to achieve the goals and estimated time for completion. The budget drivers are used to estimate costs and create a consolidated budget that allocates resources to research and development activities, manufacturing, sales and marketing and general and administrative support for all of the Company’s business activities. Ultimately, the Company’s annual operating plan and budget for its single operating segment and reporting unit are approved by the Company’s Chief Executive Officer (CEO) and Board of Directors (Board). Once the Company’s annual operating plan is approved, performance targets are developed for the Company’s corporate bonus plan. The key performance targets typically include company–wide revenue and operating expense targets as well as potential regulatory milestones of the Company, such as the commencement of a clinical trial, the submission of filings to regulatory agencies or new product approvals. The corporate bonus plan is approved by the Company’s Board.  In addition to participating in the corporate bonus plan, executive officers also may receive performance based equity awards which are earned based on achieving defined revenue targets for the Company’s commercial products.

Although the budget drivers for individual development programs and products are developed by various members of management, the Company’s CEO has the ultimate decision making power as to how the Company’s resources are allocated, and the CEO does this on the basis of a single consolidated business. The Company’s commercial, manufacturing, research and development and selling, general and administration operations all contribute to the Company’s commercial product and research and development programs and these functions are managed as a single operational unit for which resources are moved among these operating activities based on the Company’s goals. There is no review of discrete financial information, fiscal responsibility or decision authority at these lower functional management levels below the Company’s CEO.

The CEO receives financial results on a monthly basis consisting of comparative balance sheets, statements of operations, revenues by product and detailed operating expenses, all of which are prepared at the consolidated level. The CEO also receives financial results on a quarterly basis consisting of a quarterly financial results package and a forecast for the remainder of the fiscal year. The quarterly financial results package is also prepared at the consolidated level and includes highlights of significant development programs and commercial net products sales results, as well as key drivers of consolidated financial and operating performance. Based on the CEO’s review of the business and finances of the Company at the consolidated level, management has concluded that the CEO is the Company’s Chief Decision Maker. Resource allocations are not reviewed at a level lower than the Company’s global consolidated business.

No Goodwill Impairment at Operating Unit

Management’s reviews for impairment during 2016 were based on qualitative factors, including those described in ASC 350-20-35-3a through 35-3g, applied to goodwill at the entity level. Management identified no macroeconomic conditions or industry or market considerations, and no cost factors, financial performance or other entity specific events that indicated that our goodwill was impaired. Because the Company evaluates goodwill for impairment at its single consolidated entity level, the Company compares the carrying value of its single reporting unit, including goodwill, to the total fair value of the reporting unit, as evidenced by the Company’s market capitalization. The carrying value of our single reporting unit was $2.8 billion, compared to our market capitalization of $14.3 billion as of December 31, 2016. As of June 30, 2016, the Company’s market capitalization was $13.5 billion, compared to the carrying value of our single reporting unit of $1.9 billion, subsequent to when the acquired Prosensa Holding N.V. (Prosensa) intangible assets were fully impaired. Specifically considering the $599.1 million impairment of intangible assets recognized during the three months ended June 30, 2016, which included both the Prosensa intangible assets and the termination of the Company’s cerliponase alfa development program, the Company experienced a decrease in its market valuation resulting from the abandonment of those programs; however, based on the significant fair value of the Company’s market capitalization as compared to the carrying value of its single reporting unit as of June 30, 2016 and December 31, 2016, the Company determined that goodwill was not impaired.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned at (415) 506-6700 or to Jodie Bourdet, Cooley LLP, (415) 693-2054.

Sincerely,

/s/ G. Eric Davis

G. Eric Davis

Executive Vice President, General Counsel

BioMarin Pharmaceutical Inc.

cc:	Daniel Spiegelman, Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.
Jodie Bourdet, Cooley LLP